UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55205 / January 31, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12499

In the Matter of **Antares Resources Corp.,** **East Coast Beverage Corp. (n/k/a** **North American Food &** **Beverage, Inc.),** **Hatco Holdings, Ltd., and** **V Formation, Inc.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO EAST COAST BEVERAGE CORP. (n/k/a NORTH AMERICAN FOOD & BEVERAGE, INC.)**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by East Coast Beverage Corp. (n/k/a North American Food & Beverage, Inc.) ("East Coast" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on December 6, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   East Coast (CIK No. 1031425) is a Colorado corporation located in The Villages, Florida. At all times relevant to this proceeding, the securities of East Coast have been registered under Exchange Act Section 12(g). As of November 2, 2006, East Coast's stock (symbol "NFBC") was traded on the over-the-counter markets.

      2.   East Coast has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $5,711,743.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                                Nancy M. Morris
                                Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.